Commission File Number: 001-33091
CUSIP Number: 367348109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

GateHouse Media, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

350 WillowBrook Office Park

Address of Principal Executive Office (Street and Number)

Fairport, New York 14450

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form

11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GateHouse Media, Inc. (the “Registrant”) is in consultation with its current and former independent registered public accounting firm regarding the finalization of its implementation of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) and requires additional time to complete such consultations. As such, the Registrant is not able to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “Quarterly Report”) without unreasonable effort or expense. The Registrant’s Quarterly Report will be filed on or before May 16, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark R. Thompson	585	598-0030

	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GateHouse Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2007	By	/s/ Mark R. Thompson
Mark R. Thompson
Chief Financial Officer

Attachment 1

GateHouse Media, Inc. anticipates significant change in results of operations from the quarter ended March 31, 2006 to the quarter ended March 31, 2007 primarily due to the inclusion of results of operations from acquisitions which occurred from April 1, 2006 through March 31, 2007 as follows:

GATEHOUSE MEDIA, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

	Three months ended March 31, 2007	Three months ended March 31, 2006
Revenues:
Advertising	$71,248	$36,459
Circulation	17,257	8,495
Commercial printing and other	6,479	5,021

Total revenues	94,984	49,975
Operating costs and expenses:
Operating costs	52,538	25,971
Selling, general and administrative	30,621	14,880
Depreciation and amortization	8,802	3,599
Integration and reorganization costs	838	1,710
Impairment of long-lived assets	119	—
Loss on sale of assets	13	441

Operating income	2,053	3,374
Interest expense	10,217	5,176
Amortization of deferred financing costs	223	30
Unrealized (gain) loss on derivative instrument	383	(2,605)
Other income	(205)	—

Income (loss) before income taxes	(8,565)	773
Income tax expense (benefit)	(2,486)	368

Net income (loss)	$(6,079)	$405

Earnings (loss) per share:
Basic and diluted:
Net income (loss)	$(0.16)	$0.02
Dividends declared per share	$0.37	$—
Basic weighted average shares outstanding	38,097,167	22,214,445

Diluted weighted average shares outstanding	38,097,167	22,464,996